Exhibit 99.9

SECTION

/02/

SANDSTORM GOLD LTD.
FINANCIAL STATEMENTS

CONDENSED CONSOLIDATED	FINANCIAL POSITION
INTERIM STATEMENTS OF FINANCIAL POSITION

Expressed in U.S. dollars ($000s) / unaudited

	Note	March 31, 2012	December 31, 2011
ASSETS
Current
Cash		$34,172	$13,073
Inventory		717	—
Trade and other receivables		66	26
Prepaid expenses		17	24
		$34,972	$13,123
Non-current
Mineral interests	5	124,907	128,982
Investments	6	4,884	8,362
Deferred financing costs	7	827	—
Deferred income tax assets	9	259	1,343
Other		1,047	982
Total assets		$166,896	$152,792

LIABILITIES
Current
Trade and other payables		$500	$834

EQUITY
Share capital	8	$137,092	$125,466
Reserves	8	18,728	20,435
Retained earnings		10,158	5,742
Accumulated other comprehensive income		418	315
		$166,396	$151,958
Total liabilities and equity		$166,896	$152,792

Contractual obligations (Note 12)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director

“David DeWitt”, Director

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

CONDENSED CONSOLIDATED	COMPREHENSIVE INCOME
INTERIM STATEMENTS OF COMPREHENSIVE INCOME

Expressed in U.S. dollars ($000s) / unaudited

	Note	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011

Sales		$13,464	$3,668

Cost of sales		2,493	1,099
Depletion		3,677	614
		6,170	1,713
Gross profit		$7,294	$1,955

Expenses and other income
Administration expenses	10	770	461
Project evaluation		114	29
Share-based payment	8 (b)	478	528
Foreign exchange loss		26
Other expenses (income)		61	(5)
Income from operations		$5,845	$942

Income before taxes		$5,845	$942

Income tax (expense) recovery	9	(1,429)	16
Net income for the period		$4,416	$958

Other comprehensive income
Unrealized gain on investments - common shares held, net of tax	6	103	—
Total comprehensive income for the year		$4,519	$958

Basic earnings per share	8 (f)	$0.01	$0.00
Diluted earnings per share	8 (f)	$0.01	$0.00

Weighted average number of common shares outstanding
Basic	8 (f)	341,672,580	318,063,147
Diluted	8 (f)	410,742,513	357,918,465

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

CONDENSED CONSOLIDATED	CASH FLOWS
INTERIM STATEMENTS OF CASH FLOWS

Expressed in U.S. dollars ($000s) / unaudited

Cash flow from (used in):	Note	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Operating activities
Net income for the year		$4,416	$958
Items not affecting cash:
• Depletion and depreciation		3,761	614
• Deferred income tax expense (recovery)	9	1,429	(16)
• Share-based payment		478	528
• Gain on fair value adjustment of investments	6	(66)	—
• Unrealized foreign exchange loss (gain)		6	(3)
Changes in non-cash working capital	11	(760)	(465)
		9,264	1,616
Investing activities
Acquisition of mineral interests		—	(27,150)
Acquisition of investments	6	(2,011)	—
Disposal of investments	6	5,363	—
Acquisition of other assets		—	(265)
		3,352	(27,415)
Financing activities
Proceeds on issue of shares and exercise of warrants, options, and compensation warrants		9,393	—
Share issue costs		—	32
Deferred financing costs	7	(893)	—
		8,500	32
Effect of exchange rate changes on cash		(17)	(2)
Net increase (decrease) in cash		21,099	(25,769)
Cash — beginning of the period		13,073	28,533
Cash - end of the period		$34,172	$2,764

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

CONDENSED CONSOLIDATED	CHANGES IN EQUITY
INTERIM STATEMENTS OF
CHANGES IN EQUITY

Expressed in U.S. dollars ($000s) / unaudited

		Share Capital		Reserves
	Note	Number	Amount	Share Options	Share Purchase Warrants	Compensation Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
At January 1, 2011		318,063,147	$117,199	$1,051	$17,378	$2,045	$(6,747)	$—	$130,926
Deferred income tax recovery of issue costs		—	(8)	—	—	—	—	—	(8)
Share based payment	8 (b)	—	—	528	—	—	—	—	528
Share issue costs	8 (b)	—	28	—	—	—	—	—	28
Total comprehensive income		—	—	—	—	—	958	—	958
At March 31, 2011		318,063,147	$117,219	$1,579	$17,378	$2,045	$(5,789)	$—	$132,432

At January 1, 2012		331,700,071	125,466	2,633	17,444	358	5,742	315	151,958
Options exercised	8 (b)	260,000	161	(38)	—	—	—	—	123
Share based payment		—	—	478	—	—	—	—	478
Share issue costs		—	48	—	—	—	—	—	48
Warrants exercised	8 (c)	15,448,800	11,417	—	(2,147)	—	—	—	9,270
Total comprehensive income	6	—	—	—	—	—	4,416	103	4,519
At March 31, 2012		347,408,871	$137,092	$3,073	$15,297	$358	$10,158	$418	$166,396

- The accompanying notes are an integral part of these condensed consolidated interim financial statements -

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2012 / Expressed in U.S. dollars / unaudited

1.              Nature Of Operations

Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007 under the name Sandstorm Resources Ltd. effective February 17, 2011, the Company changed its name to Sandstorm Gold Ltd. The Company is a resource based company that seeks to acquire gold streams (“Gold Streams”) from companies that have advanced stage development projects or operating mines. In return for making a one-time upfront payment to acquire a Gold Stream, Sandstorm receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These condensed consolidated interim financial statements were authorized for issue by the board of directors of the Company on May 3, 2012.

2.              Basis Of Presentation

A. STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”). These condensed consolidated interim financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in and should be read in conjunction with the Company’s December 31, 2011 consolidated financial statements.

B. BASIS OF PRESENTATION

These condensed consolidated interim annual financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

The condensed consolidated interim financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

3.              Future Changes In Accounting Policies

The IASB issued a number of new and revised accounting standards which are effective for annual periods beginning on or after December 1, 2013, with early adoption permitted. These standards include the following:

•                  IFRS 10, Consolidated Financial Statements;

•                  IFRS 11, Joint Arrangements;

•                  IFRS 12, Disclosure of Interests in Other Entities;

•                  IFRS 13, Fair Value Measurement;

•                  Amended IAS 27, Separate Financial Statements; and

•                  Amended IAS 28, Investments in Associates and Joint Ventures.

In June 2011, the IASB also issued amended IAS 1, Presentation of Financial Statements, which is effective for annual periods beginning on or after July 1, 2012.

These new and revised accounting standards have not yet been adopted by Sandstorm, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

4.              Financial Instruments

CAPITAL RISK MANAGEMENT

The Company’s objective of capital management is to ensure that it will be able to continue as a going concern and identify, evaluate, and acquire Commodity and Energy streams. The capital of the Company consists of shareholders’ equity. The Company is not subject to any externally imposed capital requirements with the exception of complying with the minimum tangible net worth covenant under the Revolving Loan agreement (note 7). The Company is in compliance with the debt covenants described in note 7.

5.              Mineral Interests

A. CARRYING AMOUNT

As of and for the three months ended March 31, 2012:

	Cost			Accumulated Depletion
						Inventory
						Depletion		Carrying
In $000s	Opening	Additions	Ending	Opening	Depletion	Adjustment	Ending	Amount
Aurizona, Brazil	$19,977	$—	$19,977	$1,328	$379	$—	$1,707	$18,270
Bachelor Lake, Canada	20,845	—	20,845	—	—	—	—	20,845
Black Fox, Canada	56,524	—	56,524	2,614	1,262	126	4,002	52,522
Bracemac-McLeod, Canada	32	—	32	—	—	—	—	32
Ming, Canada	20,068	—	20,068	—	1,211	—	1,211	18,857
Santa Elena, Mexico	13,342	—	13,342	1,473	538	272	2,283	11,059
Summit, U.S.A.	4,063	—	4,063	454	287	—	741	3,322
Total	$134,851	$—	$134,851	$5,869	$3,677	$398	$9,944	$124,907

As of and for the year ended December 31, 2011:

	Cost			Accumulated Depletion			Carrying
In $000s	Opening	Additions	Ending	Opening	Depletion	Ending	Amount
Aurizona, Brazil	$19,977	$—	$19,977	$296	$1,032	$1,328	$18,649
Bachelor Lake, Canada	—	20,845	20,845	—	—	—	20,845
Black Fox, Canada	56,470	54	56,524	—	2,614	2,614	53,910
Bracemac-McLeod, Canada	—	32	32	—	—	—	32
Ming, Canada	7,062	13,006	20,068	—	—	—	20,068
Santa Elena, Mexico	13,342	—	13,342	42	1,431	1,473	11,869
Summit, U.S.A.	4,063	—	4,063	7	447	454	3,609
Total	$100,914	$33,937	$134,851	$345	$5,524	$5,869	$128,982

B. DEPLETABLE VS. NON-DEPLETABLE BALANCES

The value allocated to reserves is classified as depletable and is depleted on a units-delivered basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

As of March 31, 2012

In $000s	Depletable	Non-depletable	Total
Aurizona	$15,316	$2,954	$18,270
Bachelor Lake	19,458	1,387	20,845
Black Fox	49,458	3,064	52,522
Bracemac- McLeod	32	—	32
Ming	18,857	—	18,857
Santa Elena	8,835	2,224	11,059
Summit	3,030	292	3,322
Total	$114,986	$9,921	$124,907

As of December 31, 2011

In $000s	Depletable	Non-depletable	Total
Aurizona	$15,695	$2,954	$18,649
Bachelor Lake	19,457	1,387	20,844
Black Fox	50,526	3,385	53,911
Bracemac- McLeod	32	—	32
Ming	13,389	6,679	20,068
Santa Elena	9,640	2,229	11,869
Summit	3,317	292	3,609
Total	$112,056	$16,926	$128,982

C. SUMMARY OF GOLD STREAMS

AURIZONA MINE >  The Company has a Gold Stream agreement to purchase 17% of the life of mine gold produced from Luna Gold Corp.’s open-pit Aurizona mine, located in Brazil (the “Aurizona Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold.

BACHELOR LAKE MINE >  The Company has a Gold Stream agreement with Metanor Resources Inc. (“Metanor”) to purchase 20% of the life of mine gold produced from Metanor’s Bachelor Lake gold mine located in Quebec, Canada (“Bachelor Lake Mine”) for an upfront payment of $20.0 million plus ongoing per ounce payments equal to the lesser of $500 and the then prevailing market price per ounce of gold. Metanor has provided a guarantee that Sandstorm will receive a minimum of $20.0 million in pre-tax cash flow over the next five years.

BLACK FOX MINE >  The Company has a Gold Stream agreement to purchase 12% of the life of mine gold produced from Brigus Gold Corp.’s (“Brigus”) open pit and underground Black Fox mine, located in Canada (the “Black Fox Mine”) and 10% of the life of mine gold produced from Brigus’ Black Fox extension, which includes a portion of Brigus’ Pike River concessions for a per ounce cash payment equal to the lesser of $500 and the then prevailing market price of gold. Brigus has the option until January 1, 2013 to repurchase 50% of the Brigus Gold Stream by making a $36.6 million payment to the Company, upon receipt of which, the percent- age of gold the Company is entitled to purchase will decrease to 6% for the Black Fox Mine and 4.5% for the Black Fox extension.

MING MINE >  The Company has a Gold Stream agreement to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining plc’s (“Rambler”) Ming mine, located in Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally.

SANTA ELENA MINE >  The Company has a Gold Stream agreement to purchase 20% of the life of mine gold produced from SilverCrest Mines Inc.’s open pit Santa Elena mine, located in Mexico (the “Santa Elena Mine”) for a per ounce cash payment equal to the lesser of $350 and the then prevailing market price of gold.

SUMMIT MINE >  The Company has a Gold Stream agreement to purchase 50% of the first 10,000 ounces of gold produced, and 22% of the life of mine gold produced thereafter, from Santa Fe Gold Corporation’s Summit mine, located in the United States of America (the “Summit Mine”) for a per ounce cash payment equal to the lesser of $400 and the then prevailing market price of gold. The Company has agreed to defer the minimum production guarantee until June 2012.

BRACEMAC-MCLEOD MINE >  The Company has a Gold Stream agreement with Donner Metals Ltd. (“Donner”) via a back-to-back agreement with Sandstorm Metals & Energy Ltd. (“Sandstorm Metals & Energy”) to purchase 17.5% of the life of mine gold and gold equivalent of silver (“Gold Equivalent”) produced from the Bracemac-McLeod Property located in Quebec, Canada which is operated by Xstrata Canada Corporation (“the Bracemac-McLeod Mine”). Donner is the owner of a 35% joint venture interest in the Bracemac-McLeod Mine.

For consideration, the Company will make an upfront payment of $5.0 million on June 30, 2012 plus ongoing per ounce of gold or Gold Equivalent payments equal to the lesser of $350 and the then prevailing market price of gold. Donner has provided a guarantee, via a back-to-back agreement with Sandstorm Metals & Energy, that the Company will receive a minimum of $5.0 million in pre-tax cash flows between 2013 and 2016 from the Bracemac-McLeod Gold Stream.

Donner has the option until July 13, 2013 to repurchase 50% of the Bracemac-McLeod Gold Stream by making a $3.5 million payment to the Company, upon receipt of which, the percentage of gold and Gold Equivalent the Company is entitled to purchase will decrease to 8.75%.

6.              Investments

	Opening Balance		Change in Fair
In $000s	January 1, 2012	Additions	Value	Disposals	Carrying Amount
Common shares held	$7,923	$2,011	$(192)	$(5,363)	$4,379
Warrants held	439	—	66	—	505
	$8,362	$2,011	$(126)	$(5,363)	$4,884

The company did not have any investments as at March 31, 2011.

The fair value of the investments is calculated as the quoted market price of the share or warrant multiplied by the quantity of the shares or warrants held by the Company. During the three months ended March 31, 2012, the Company acquired common shares for total consideration of $2.0 million. During the three months ended March 31, 2012 the Company received proceeds of $5.4 million and realized a gain of $0.7 million ($0.04 million for the three months ended March 31, 2012) on the disposal of other common shares.  The tax impact of the changes in investments during the period was $0.3 million (2011–C$nil).

7.              Deferred Financing Costs

On January 12, 2012, the Company entered into a $50.0 million revolving term loan (the “Revolving Loan”). The Revolving Loan has a term of three years, which is extendable by mutual consent of The Bank of Nova Scotia and the Company. The Revolving Loan can be drawn down at any time to finance acquisitions, investments or for general corporate purposes. Amounts drawn incur interest at LIBOR plus 3.00% to 4.25% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a standby fee of 0.75% to 1.05% per annum, dependent on the Company’s leverage ratio.

Under the credit agreement, the Company is required to maintain an interest coverage ratio greater than or equal to 4.00:1, a lever-age ratio less than or equal to 2.50:1, and a tangible net worth greater than the aggregate of $100.0 million and 50% of positive Net Income for each fiscal quarter after September 30, 2011. The Revolving Loan is secured against the Company’s assets, including the Company’s gold interests and investments. As of March 31, 2012, the Company was in compliance with these covenants.

As at March 31, 2012, the Company had not drawn down on its credit facility and therefore, the full $50.0 million remains available for future acquisitions.

Deferred financing costs are capitalized and amortized on a straight-line basis over the life of the debt instrument as presented below:

In $000s	Cost	Accumulated Amortization	Net book value
Debt issuance costs	$893	$66	$827

The company did not have any deferred financing costs as at December 31, 2011.

8.              Share Capital and Reserves

A. SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares without par value.

B. STOCK OPTIONS

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant stock options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the board of directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan provides for the issuance of up to 10% of the Company’s issued common shares as at the date of the grant.

A summary of the Company’s options and the changes for the period are as follows:

	Number of Options	Weighted average exercise price (C$)
Options outstanding at January 1, 2012	19,350,000	0.79
Exercised	(260,000)	0.67
Options outstanding at March 31, 2012	19,090,000	0.79

Options outstanding at December 31, 2010	13,320,000	0.57
Granted	6,190,000	1.26
Exercised	(110,000)	0.47
Forfeited	(50,000)	0.68
Options outstanding at December 31, 2011	19,350,000	0.79

A summary of the Company’s options as of March 31, 2012 are as follows:

Number outstanding	Exercisable	Price per Share (C$)	Expiry Date
40,000	40,000	$0.10	July 31, 2012
3,250,000	3,250,000	$0.45	June 16, 2014
700,000	700,000	$0.44	July 6, 2014
2,000,000	2,000,000	$0.435	July 28, 2014
100,000	66,667	$0.67	May 19, 2015
6,810,000	4,533,336	$0.68	November 26, 2015
455,000	—	$1.26	August 25, 2016
5,735,000	—	$1.27	November 25, 2016
19,090,000	10,590,003

The weighted-average share price at date of exercise for the three months ended March 31, 2012 was C$1.88 (2011 — C$ nil)

A summary of share-based payment recognized is as follows:

In $000s	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Employees	$478	$485
Non-employees	—	43
	$478	$528

C. SHARE PURCHASE WARRANTS

A summary of the Company’s warrants and the changes for the period are as follows:

Number of Warrants
Warrants outstanding at January 1, 2012	114,189,822
Exercised	(15,448,800)
Warrants outstanding at March 31, 2012	98,741,022

Warrants outstanding at January 1, 2011	119,036,211
Issued upon exercise of Compensation Warrants	2,893,511
Exercised	(7,739,900)
Warrants outstanding at December 31, 2011	114,189,822

A summary of the Company’s warrants as of March 31, 2012 are as follows:

Number	Price per Share	Expiry Date
79,051,497	$0.60	April 23, 2014
19,689,525	$1.00	October 19, 2015
98,741,022

D. COMPENSATION WARRANTS

Each Compensation Warrant entitles the holder to acquire one unit comprised of one common share of the Company and one-half of a share purchase warrant. Each Compensation Warrant has an exercise price of $0.33 and each full share purchase warrant issued upon exercise of the Compensation Warrants will entitle the holder to purchase one common share at a price of $0.60 until April 23, 2014.

A summary of the Company’s Compensation Warrants and the changes for the period are as follows:

Number of Compensation Warrants
Compensation Warrants outstanding at December 31, 2011 and March 31, 2012	1,227,550

E. RESTRICTED SHARE PLAN

On April 4, 2011, the Company adopted a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights to eligible employees, officers, directors and consultants at an expiry date to be determined by the board of directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan provides for the issuance of up to 4,000,000 restricted share rights outstanding at a given time. As of March 31, 2012 and 2011, no restricted share rights had been granted by the Company under the Restricted Share Plan.

F. DILUTED EARNINGS (LOSS) PER SHARE

Diluted earnings per share is calculated based on the following:

In $000s	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Net income	$4,416	$958

Basic weighted average number of shares	341,672,580	318,063,147
Effect of dilutive securities
• Compensation warrants - shares	968,745	4,719,058
• Compensation warrants - warrants	378,498	842,849
• Stock options	8,461,681	4,614,235
• Warrants	59,261,009	29,697,176
Diluted weighted average number of common shares	410,742,513	357,918,465

The following lists the stock options and share purchase warrants excluded from the computation of diluted weighted average number of common shares as they were anti-dilutive:

	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Warrants	—	19,692,025

9.              Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income (loss) before income taxes. These differences result from the following items:

In $000s	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Income (loss) before income taxes	$5,845	$942
Canadian federal and provincial income tax rates	25.0%	26.5%
Income tax expense based on the above rates	1,461	250
Increase (decrease) due to:
• Non-deductible expenses	121	88
• Difference between statutory and foreign tax rates	(935)	(354)
• Other	782	—
Deferred tax expense (recovery)	$1,429	$(16)

The Company has deductible temporary differences, unused tax losses, and unused tax credits expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$6,142	2029–2031
Non-capital loss carry-forwards	Barbados	$1,143	2018–2020

10.       Administration Expenses

The administration expenses for the Company are as follows:

In $000s	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Corporate administration	$313	$174
Employee benefits and salary	328	167
Professional fees	129	120
	$770	$461

11.       Supplemental Cash Flow Information

In $000s	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Change in non-cash working capital
• Trade and other receivables	$(21)	$40
• Inventory	(320)	(42)
• Prepaid expenses	9	9
• Trade and other payables	(428)	(472)
Net decrease in cash	$(760)	$(465)

12.       Contractual Obligations

GOLD STREAMS

In connection with its Gold Streams, the Company has committed to purchase the following:

Gold Stream	% of life of mine gold	Per ounce cash payment: lesser of amount below and the then prevailing market price of gold		Inflationary adjustment to per ounce cash payment
Aurizona	17%		$400	1% annual inflationary adjustment beginning on February 9, 2014
Bachelor Lake	20%		$500	None
Black Fox	12%		$500	An inflationary adjustment beginning in 2013, not to exceed 2% per annum
Bracemac-McLeod (i)	17.5%		$350	None
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$	nil	N/A
Santa Elena	20%		$350	1% annual inflationary adjustment beginning July 13, 2014
Summit	50% of the first 10,000 ounces of gold produced, and 22% thereafter		$400	1% annual inflationary adjustment beginning 3 years after the mine achieves commercial production

(i) In connection with the Bracemac-McLeod Gold Stream, the Company has committed an upfront payment of $5.0 million by June 30, 2012.

13.       Segmented Information

The Company’s reportable segments are summarized in the tables below:

	Three Months ended March 31, 2012
				Net income	Cash from (used in)
In $000s	Sales	Cost of sales	Depletion	(loss)	operations
Aurizona	$4,325	$1,032	$379	$2,914	$3,033
Bachelor Lake	—	—	—	—	—
Black Fox	3,055	904	1,262	889	2,060
Bracemac-McLeod	—	—	—	—	—
Ming	3,397	—	1,211	2,186	3,397
Santa Elena	2,280	455	539	1,286	1,595
Summit	407	102	286	19	306
Corporate	—	—	—	(2,878)	(1,127)
Consolidated	$13,464	$2,493	$3,677	$4,416	$9,264

	Three Months ended March 31, 2011
				Net income	Cash from
In $000s	Sales	Cost of sales	Depletion	(loss)	operations
Aurizona	$1,975	$569	$210	$1,196	$1,196
Bachelor Lake	—	—	—	—	—
Black Fox	932	335	287	310	310
Bracemac-McLeod	—	—	—	—	—
Ming	—	—	—	—	—
Santa Elena	650	163	101	386	386
Summit	111	32	16	63	63
Corporate	—	—	—	(1,013)	(339)
Consolidated	$3,668	$1,099	$614	$942	$1,616

	Total Assets	Total Assets
In $000s	March 31, 2012	December 31, 2011
Aurizona	$18,270	$18,649
Bachelor Lake	20,845	20,844
Black Fox	52,522	53,911
Bracemac-McLeod	32	32
Ming	18,857	20,068
Santa Elena	11,059	11,869
Summit	3,322	3,609
Corporate	41,989	23,810
Consolidated	$166,896	$152,792